FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Hay III, Lewis** (Last) (First) (Middle) **FPL Group, Inc. 700 Universe Boulevard** (Street) **Juno Beach, FL 33408** (City) (State) (Zip)	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) **X** Director ☐ 10% Owner **X** Officer (give title below) ☐ Other (specify below) (1)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year **March 7, 2003**	7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
		5. If Amendment, Date of Original (Month/Day/Year)	

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price			
Common Stock	- -	- -	- -	- -	- -	- -	- -	**578.0252**	**I**	**By Thrift Plan Trust**
Common Stock	- -	- -	- -	- -	- -	- -	- -	**5,000**	**I**	**By Hay Family Limited Partnership**
Common Stock	**3/07/03**	- -	**A** (2)		**50,000**	**A**	- -	**106,548** (3)	**D**	

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)														
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	3A. Deemed Execu-tion Date, if any (Month/ Day/ Year	4. Trans-action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) Chairman of the Board, President and Chief Executive Officer and Director of FPL Group, Inc.; Chairman of the Board and Chief Executive Officer and Director of Florida Power & Light Company (subsidiary of Issuer).

(2) Restricted stock grant made pursuant to the Amended and Restated Long Term Incentive Plan of the Issuer, exempt under Rule 16b-3.

(3) Receipt of 1,600 shares deferred until Mr. Hay's retirement.

DENNIS P. COYLE
Signature of Reporting Person

March 8, 2003
Date